Exhibit 28(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we hereby consent to the use of our report incorporated by reference herein dated February 22, 2012 on the financial statements of The Flex-funds (the “Funds”), comprising The Muirfield Fund, The Dynamic Growth Fund, The Aggressive Growth Fund, The Balanced Fund (formerly known as “The Defensive Balanced Fund”), The Strategic Growth Fund, The Quantex Fund, The Utilities and Infrastructure Fund, The Total Return Bond Fund, and The Money Market Fund, as of December 31, 2011 and for the periods indicated therein and to the references to our firm in the Prospectus and the Statement of Additional Information in this Post-Effective Amendment to the Funds’ Registration Statement on Form N-1A.

/s/ Cohen Fund Audit Services
Cohen Fund Audit Services, Ltd.
Westlake, Ohio
April 27, 2012